Exhibit 99.4

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

Vasogen Inc.
2155 Dunwin Drive
Suite 10
Mississauga, Ontario, L5L 4M1

February 26, 2004

Re: Vasogen Inc.

Ladies and Gentlemen:

        Reference is made to the Prospectus Supplement, dated February 26, 2004 (the "Prospectus"), of Vasogen Inc., a corporation incorporated under the Canada Business Corporations Act (the "Company"), relating to the public offering of 8,500,000 shares of common stock, no par value, of the Company.

        We hereby consent to the reference to this firm in the Prospectus under the caption "Certain Income Tax Considerations — US Federal Income Tax Considerations" and "Legal Matters." In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

    Yours very truly,

    /s/ Paul, Weiss, Rifkind, Wharton & Garrison LLP

    PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP